Confidential Treatment Requested
by ACI Worldwide, Inc.
for information responsive to
Comment 1 below
July 29, 2009
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:     Kathleen Collins, Division of Corporation Finance

Re:	ACI Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed on March 4, 2009
File No. 000-25346

Ladies and Gentlemen:
     The following sets forth the response of ACI Worldwide, Inc. (the “Company”) to the comment included in your letter dated July 15, 2009 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K. For your convenience, we have included your comment in the body of this letter and have provided the Company’s response thereto immediately following the comment.
     Please note that the Company is requesting confidential treatment pursuant to Rule 83 (17 C.F.R. § 200.83) for certain information responsive to the Comment Letter. Certain information responsive to this comment contains confidential business information, disclosure of which could compromise our competitive position. As a result, we are providing certain information responsive to this comment to you in a separate supplemental submission that will not be included in our EDGAR filing of this correspondence.
     Pursuant to Rule 83, we are sending a copy of our Rule 83 confidential treatment request to the Freedom of Information Act officer requesting that we be notified immediately of any request for access to the confidential information provided to the Securities and Exchange Commission in response to the Comment Letter, and that we be afforded an opportunity to substantiate the request for confidential treatment and pursue all available means and remedies before any release of information subject to the request for confidential treatment.

Securities and Exchange Commission
July 29, 2009

Form 10-K for the year ended December 31, 2008
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 69
1.	In your response letter dated May 8, 2009 (comment 11) you indicate that VSOE of fair value for software implementation and modification services is reasonably established by “consistent pricing for separate sale[s] of comparable services.” We note from your current response to prior comment 2 that consistent pricing is used to mean that an amount “approaching 80%” of identified separate sales are not more than 15% from the median price in the identified range of transactions. As you indicated in our phone conversation today, the “approaching 80%” reference has ranged from 73% — 100% of the contracts falling within a range of +/- 15% of the median. Please describe further the criteria used evaluate VSOE such as customer type, customer size, geographic region, etc. Also, provide a breakdown of your VSOE analysis for each of these criteria and tell us (a) the number of contracts included in your analysis and (b) what percentage of the number of contracts fell within the “reasonable range” for each stratum. In addition, please address how you analyzed such results in concluding that the Company has reasonably established VSOE of fair value for software implementation and modification services for each stratum pursuant to paragraph 10 of SOP 97-2.

Response:
In our prior responses, we indicated that VSOE of fair value for implementation and software modification services is established by an amount approaching 80% of the population of identified separate sales are not more than 15% from the median price in the identified range of transactions. Additionally, we indicated that the populations may be stratified based on objective criteria to determine if VSOE of fair value is established for each stratum.
The additional information below is provided to elaborate on these areas specifically addressing the following:
1.	Criteria used to stratify the population,

2.	Breakdown of our VSOE of fair value analysis for each identified strata inclusive of population size and the percent falling within a reasonable range for each stratum,

3.	Additional factors considered in evaluating the VSOE of fair value analysis, and

4.	How such factors were analyzed in concluding that the Company has reasonably established VSOE of fair value for implementation and modification services for each stratum pursuant to paragraph 10 of SOP 97-02

Securities and Exchange Commission
July 29, 2009

We have provided to you separately, subject to our Rule 83 confidential treatment request, the remainder of the information responsive to this comment.
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     In connection with the above-referenced filings, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.
     Thank you in advance for your cooperation in these matters.

Very truly yours,
/s/ Scott W. Behrens
Scott W. Behrens
Senior Vice President, Chief Financial Officer, Corporate Controller and Chief Accounting Officer

Enclosures

cc:	Phillip G. Heasley, ACI Worldwide, Inc.
Dennis P, Byrnes, ACI Worldwide, Inc.
Robert A. Profusek, Jones Day
Meredith L. Deutsch, Jones Day